Exhibit 4.3

EMPLOYMENT AGREEMENT

between

1. The limited company, AEGON N.V.

and

2. Mr. D.J. Shepard

The undersigned:

1.	The limited company AEGON N.V., established in The Hague, represented for these purposes by Mr. M. Tabaksblat as Chairman of the Supervisory Board, hereinafter referred to as: “AEGON N.V.”

and

2.	Mr. D.J. Shepard a resident in Baltimore, Maryland, U.S.A., hereinafter referred to as: “Mr. Shepard”.

Whereas:

On August 1, 1970, Mr. Shepard entered the employment of Life Investors Inc., a company now belonging to the group of companies of which AEGON N.V. is the holding company;

Since February 15, 1989, Mr. Shepard has held the offices of President and Chief Executive Officer (“CEO”) of AEGON USA Inc. (“AEGON USA”);

At its meeting on February 21, 1992, the Supervisory Board of AEGON N.V. (“the Supervisory Board”) expressed the intention to appoint Mr. Shepard as a member of the Executive Board because of his specific knowledge of the AEGON group of companies in general and his specific expertise in the areas of the international insurance market, which appointment entered into force on May 13, 1992;

On May 7, 1992, Mr. Shepard was elected to become Chairman of the Board of Directors of AEGON USA, Inc.;

At its meeting on March 7, 2002, the Supervisory Board decided to appoint Mr. Shepard as Chairman of the Executive Board of AEGON N.V., which appointment entered into force on April 18, 2002;

The appointment as Chairman of the Executive Board of AEGON N.V. entailed the relinquishment of the offices of President and CEO of AEGON USA; in addition, Mr. Shepard resigned as Chairman of the Board of Directors of AEGON U.S. Corporation;

Of even date herewith Mr. Shepard has entered into an employment agreement with AEGON USA (the AEGON USA Employment Agreement);

The AEGON USA Employment Agreement shall be construed with this Agreement to together represent the full terms of Mr. Shepard’s responsibilities, remuneration and benefits with respect to his position as Chairman of the Executive Board of AEGON N.V. and as an employee of AEGON USA;

The parties to this agreement, thereby superseding previous agreements between them, wish to lay down the conditions which apply to their relationship;

Declare to have agreed as follows:

Article 1 - Position

1.1	Mr. Shepard is a member of the Executive Board of AEGON N.V. from May 13, 1992. Since April 18, 2002, Mr. Shepard holds the position of Chairman of the Executive Board.

1.2	Mr. Shepard undertakes the obligation to perform as a good director and to act or omit acts as appropriate. As a member of the Executive Board, Mr. Shepard has the obligations which have been or will be imposed by law, by the articles of incorporation of AEGON N.V. and in the regulations referred to in article 2.

1.3	Mr. Shepard shall dedicate himself and his energy, on a full-time basis, to promote the interests of AEGON N.V., AEGON USA, and all their subsidiaries. To that effect Mr. Shepard is expected to spend sufficient time in the Netherlands and in such other countries outside the USA as deemed commensurate with prevailing business needs, it being understood that he remains a resident in the USA.

1.4	If Mr. Shepard is serving as a supervisory director or board member of other companies affiliated with AEGON N.V. on the basis of his position as a member of the Executive Board (so-called “qq supervisory directorships”), or if Mr. Shepard holds any other position pursuant to his membership of the Executive Board (so-called “qq-positions”), he shall instruct to pay the income derived from this into the treasury of AEGON N.V., unless the Chairman of the Supervisory Board decides otherwise. Mr. Shepard shall not suffer any tax loss as a result.

Article 2 - Applicable general regulations

2.1	As the Chairman of the Executive Board, the “Executive Board Rules” apply to Mr. Shepard, as these Rules shall be determined from time to time. The above-mentioned Rules contain, inter alia, provisions relating to the prohibition against trading on inside information and an arrangement relating to the restrictions imposed on private investments. Mr. Shepard shall be entitled to serve as a director on the boards of maximally three publicly held, for-profit organisations (the qq supervisory directorships and other qq positions mentioned under Article 1.4 not included) and shall be entitled to retain any compensation received with respect thereto. Mr. Shepard shall be entitled to serve as a director on the boards of non-profit organizations, provided that such service does not conflict with the Executive Board Rules.

2.2	In the case of any infringement of the above-mentioned Rules by Mr. Shepard as determined by the Supervisory Board of AEGON N.V., AEGON N.V. shall be entitled, depending on the circumstances of the case, to terminate the employment agreement between the parties immediately for urgent cause. Ten (10) days’ written notice to Mr. Shepard by AEGON N.V. shall be given with respect to any alleged violation of the Rules, and Mr. Shepard shall have a period of an additional five (5) days to correct the same before such termination shall take effect. Such notice and opportunity to correct shall not be applicable to wilful violations of a material nature.

Article 3 - Duration of the agreement

3.1	The employment agreement is entered into for an indefinite period, and shall remain in full force and effect until retirement or termination of employment of Mr. Shepard pursuant to the terms hereof.

3.2	This agreement terminates automatically without requiring any notice, in the year in which Mr. Shepard reaches the age of 62, at the end of the month in which the annual General Meeting of Shareholders is held in that year.

Article 4 - Notice

4.1	The agreement can be terminated by either of the parties by registered letter, taking into account that Mr. Shepard shall be bound by a period of notice of three months and AEGON N.V. by a period of notice of six months.

4.2	Except as otherwise provided in Section 2.2 herein, the agreement can be terminated with immediate effect at any time without taking into account a period of notice, if there is an urgent cause as described in the article 7:678 of the Dutch Civil Code.

4.3	On the effective date of termination of the employment agreement, Mr. Shepard shall place his qq-supervisory directorships, qq-board memberships and qq-positions, as referred to in Article 1.4 of this agreement, at the disposal of AEGON N.V.

4.4	Of even date herewith, Mr. Shepard has entered into an employment agreement with AEGON USA. It is understood that retirement or termination pursuant to this agreement shall lead to simultaneous retirement or termination under the agreement with AEGON USA.

Article 5 - Remuneration

5.1	Mr. Shepard receives a base salary of USD 1,000,000 gross per annum. Prior salaries have been as agreed.

5.2	At regular intervals, but at least once a year, the Supervisory Board will consider whether there are reasons to increase the base salary of Mr. Shepard after consultation by the Supervisory Board with Hay Management Consultants or a similar agency of good reputation for current marketplace information regarding compensation levels of officers in comparable positions in the insurance industry. The base salary of Mr. Shepard shall not be decreased without his consent.

5.3	Mr. Shepard is entitled to a Short Term Incentive compensation (STIP) equal to 0.1% of the net income of AEGON N.V. per annum, for the first time over the financial year 2002. Net income is as it is mentioned in the annual accounts of AEGON N.V. for the year concerned (after tax). The STIP shall be paid within one month from the date of the General Meeting of Shareholders of AEGON N.V., in which the annual accounts for the year concerned are approved or adopted as the case may be. If Mr. Shepard requests payment in USD, the exchange rate on the actual date of payment shall apply.

5.4	Mr. Shepard is eligible to take part in any other Short-term and Long-term Incentive compensation Plans, insofar and under conditions as determined by the Supervisory Board for the Executive Board from time to time.

5.5	This Employment Agreement and the AEGON USA Employment Agreement shall together be construed to represent the full terms of Mr. Shepard’s remuneration and benefits with respect to his position of Chairman of the Executive Board of AEGON N.V. and as an employee of AEGON USA. As such, with respect to the remuneration and benefits to which Mr. Shepard is entitled under such agreements, (a) AEGON N.V. and AEGON USA shall be jointly and severally responsible for 100% of the base salary as mentioned in 5.1 and the Short Term Incentive payments as mentioned in 5.3 and 5.4 and shall allocate the payment of such between themselves; (b) AEGON N.V. shall be solely responsible for the award of shares and stock options under a Long-Term Incentive arrangement, as determined by the Supervisory Board from time to time; (c) AEGON N.V. shall be responsible for reimbursement of all travel and other business expenses incurred by Mr. Shepard; and (d) AEGON USA shall be solely responsible for health, welfare and retirement benefits. Not withstanding the above, AEGON USA and AEGON N.V. may direct the payment or provision of the above remuneration and benefits through the other.

Article 6 - Expenses and use house in the Netherlands

6.1	The expenses incurred by Mr. Shepard in the execution of his business tasks are reimbursed by AEGON N.V. on receipt of supporting vouchers.

6.2	AEGON N.V. shall pay Mr. Shepard an amount of EUR 450 per month as reimbursement for “representational costs”, which amount can be increased from time to time, in line with the reimbursement of “representational” costs for the members of the Executive Board.

6.3	During the periods that Mr. Shepard stays in the Netherlands, he is provided with a car by AEGON N.V. at no cost to Mr. Shepard.

6.4	AEGON N.V. makes available to Mr. Shepard at no cost to him a house, located in The Netherlands. The house shall be vacated by Mr. Shepard at the effective date of termination of the employment irrespective the cause of termination.

Article 7 - Taxation

7.1	AEGON N.V. shall timely compensate Mr. Shepard to the extent that the total actual annual taxation, including social security contributions, on his total income under the employment agreements with AEGON N.V. and AEGON USA, including tax liability resulting from payments under this Section 7.1, exceeds the taxation on income paid under his employment agreements with AEGON N.V. and AEGON USA that would result if Mr. Shepard’s remuneration from AEGON N.V. and AEGON USA were subject only to U.S. Federal, state and local tax. Mr. Shepard shall use his best endeavours, to be determined in Mr. Shepard’s sole discretion, to keep the costs of such tax equalisation for AEGON N.V. at the lowest possible level. AEGON N.V. will take care of Mr. Shepard’s annual income tax return statements. AEGON N.V. will continue to do so after Mr. Shepard’s retirement, unless AEGON N.V. and Mr. Shepard mutually agree to the contrary at any given moment.

Article 8 - Holiday

8.1	Mr. Shepard is entitled to 30 days paid leave per year.

8.2	When he decides to take up his leave days, Mr. Shepard shall consult with the Chairman of the Supervisory Board, and shall take into account the interests of AEGON N.V.

Article 9 - Severance arrangement

9.1	Termination of employment of Mr. Shepard by AEGON N.V. other than for urgent cause, death, disability, voluntary resignation or retirement shall entitle Mr. Shepard to three (3) years’ base salary. In addition to such three (3) years’ base salary, Mr. Shepard shall be entitled to receive an amount equal to the aggregate short-term incentive compensation payments he received during the three (3) years prior to the termination.

9.2	In the event notice of termination of Mr. Shepard’s employment is given by AEGON N.V. in connection with a merger, takeover or fundamental changes in policy and related organizational amendments, AEGON N.V. will pay Mr. Shepard compensation of damages, at the end of the employment agreement in the amount provided in Section 9.1 above.

9.3	AEGON N.V. will pay Mr. Shepard the same compensation as mentioned in 9.1 for damages in case of giving notice of termination of this agreement by Mr. Shepard, provided that this notice of termination is directly related to a merger, take-over, fundamental changes in policy and related organisational amendments or the appointment by AEGON N.V. of a director with a higher position in law and/or in fact, so that Mr. Shepard is no longer able to carry out his function at the level at which he carried it out previously.

9.4	The payments provided in this Article 9 (collectively, the “severance payments”) shall constitute the sole severance payments to which Mr. Shepard shall be entitled from any AEGON company, including AEGON USA and nothing herein shall be deemed to permit the combination of these severance payments with any other severance payments from any other AEGON company. These severance payments shall be in addition to any retirement benefits to which Mr. Shepard is entitled as an employee of AEGON USA as provided in his AEGON USA Employment Agreement. Such severance payments shall be taken into account in determining the amounts payable to Mr. Shepard under his AEGON USA Supplemental Executive Retirement Plan and three additional years of service and Mr. Shepard’s age at the end of such three years will be credited for the purpose of calculating his benefit thereunder.

Article 10 - Restraint of competition

10.1	In the event of termination of the employment agreement, Mr. Shepard undertakes for a period of one year following the effective date of termination of the employment not to employ, solicit or endeavour to entice away from AEGON N.V., or from any other company of the AEGON group of companies any person who is or was a key employee of AEGON N.V., or any other company of the AEGON group of companies at any given time during the year immediately preceding the date of such termination. A key employee in the meaning of this clause can be defined as any employee with a position at the level of Senior Vice President or higher.

Article 11 - Previous agreements; Other agreements

11.1	This agreement supersedes all previous agreements between Mr. Shepard and AEGON N.V., and takes their place. After this agreement has been signed, AEGON N.V. and Mr. Shepard can no longer derive any rights from agreements which have been superseded herewith.

11.2	The AEGON USA Employment Agreement shall be construed with this Agreement to together represent the full terms of Mr. Shepard’s remuneration and benefits with respect to his position as Chairman of the Executive Board of AEGON N.V. and as an employee of AEGON USA. Any provision in this Agreement relating to the remuneration, benefits or severance that is duplicative of that in the AEGON USA Employment Agreement shall be construed as redundant and not as a supplemental benefit.

Article 12 - Governing law

12.1	This agreement shall be governed and construed in accordance with the laws of the Netherlands. However, in this connection, it is recognised that Mr. Shepard has entered into an employment agreement with AEGON USA which is governed and construed in accordance with the laws of the State of Maryland, U.S.A.

Article 13 - Arbitration

13.1	Any disputes arising in connection with this agreement, or further agreements resulting therefrom, shall be finally settled in accordance with Rules of the American Arbitration Association and such proceedings shall take place at the principal offices of AEGON USA in the U.S.A.

Agreed and drawn up in duplicate and signed in The Hague on [signed on August 6, 2003], and amended on March 1, 2005

/s/ M. Tabaksblat	/s/ D.J. Shepard
AEGON N.V.	Mr. D.J. Shepard
by: Mr. M. Tabaksblat